ClearingBid, Inc.

(a Delaware Corporation)

Unaudited Consolidated Financial Statements

For the year ended December 31, 2025

Consolidated Financial Statements

ClearingBid, Inc.

Table of Contents

Accountant's Compilation Report

August 28, 2026
To the Board of Directors and Shareholders of ClearingBid, Inc.
Raleigh, North Carolina

Management is responsible for the accompanying financial statements of ClearingBid, Inc., which comprise the balance sheets as of December 31, 2025 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed compilation engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
August 28, 2026

ClearingBid, Inc.
CONSOLIDATED BALANCE SHEET
As of December 31, 2025
(Unaudited)

		2025
ASSETS		
Current Assets		
Cash and cash equivalents	$	44,145
Clearing deposit		26,468
Prepaid expenses		15,646
Total Current Assets		86,259
Noncurrent Assets		
Property and equipment		1,973
Intangible assets		999,859
Platform		3,806,766
Total Noncurrent Assets		4,808,598
Total Assets	$	4,894,857

(continued on next page)

The accompanying financial statements have not been audited or reviewed, and no opinion or other form of assurance is expressed thereon.

The accompanying footnotes are an integral part of these financial statements.

ClearingBid, Inc.
CONSOLIDATED BALANCE SHEET (CONTINUED)
As of December 31, 2025
(Unaudited)

		2025
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	1,068,204
Credit card liability		76,482
Accrued expenses		524,454
Total Current Liabilities		1,669,140
Long-Term Liabilities		
Convertible notes, related party		1,040,000
Accrued interest on convertible notes, related party		348,491
Notes payable		150,000
Accrued interest on notes payable		14,271
Total Long-Term Liabilities		1,552,762
Total Liabilities		3,221,902
Stockholders' Equity		
Common stock, $0.0001 par value; 57,940,000 authorized; 8,679,878 issued and outstanding as of December 31, 2025.		868
Additional paid-in capital - common stock		2,904,627
Preferred stock, $0.0001 par value; 18,000,000 authorized; 17,161,163 issued and outstanding as of December 31, 2025.		1,716
Additional paid-in capital - preferred stock		4,922,369
SAFE notes		5,000,000
Additional paid-in capital - stock options		1,224,595
Accumulated deficit		(12,381,220)
Total Stockholders' Equity		1,672,955
Total Liabilities and Stockholders' Equity	$	4,894,857

The accompanying financial statements have not been audited or reviewed, and no opinion or other form of assurance is expressed thereon.

The accompanying footnotes are an integral part of these financial statements.

ClearingBid, Inc.
CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 2025
(Unaudited)

	2025
Revenues	$ 13,200
Operating Expenses	
Advertising and marketing	35,935
General and administrative	725,215
Salaries and wages	400,591
Depreciation and amortization	113,805
Commission	13,200
Share-based compensation	973,309
Total Operating Expenses	2,262,055
Other Income	
Interest income	629
Interest expense	(100,349)
Total Other Income (Expense)	(99,720)
Net Income (Loss)	$ (2,348,575)

The accompanying financial statements have not been audited or reviewed, and no opinion or other form of assurance is expressed thereon.

The accompanying footnotes are an integral part of these financial statements.

ClearingBid, Inc.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2025
(Unaudited)

	Common Stock		Additional Paid in Capital - Common Stock	Preferred Stock		Additional Paid in Capital - Preferred Stock	SAFE notes	Additional Paid in Capital - Stock Options	Accumulated Deficit	Total Stockholders' Equity
	Shares	Value ($ par)		Shares	Value ($ par)					
Balance as of December 31, 2024	**8,679,878**	**$ 868**	**$2,904,627**	**15,888,119**	**$ 1,589**	**$4,397,496**	**$5,000,000**	**$ 251,286**	**$ (10,032,645)**	**$ 2,523,221**
Issuance of preferred stock	-	-	-	1,273,044	127	524,873	-	-	-	525,000
Share-based compensation	-	-	-	-	-	-	-	973,309	-	973,309
Net loss	-	-	-	-	-	-	-	-	(2,348,575)	(2,348,575)
Balance as of December 31, 2025	**8,679,878**	**$ 868**	**$2,904,627**	**17,161,163**	**$ 1,716**	**$4,922,369**	**$5,000,000**	**$1,224,595**	**$ (12,381,220)**	**$ 1,672,955**

The accompanying financial statements have not been audited or reviewed, and no opinion or other form of assurance is expressed thereon.

The accompanying footnotes are an integral part of these financial statements.

ClearingBid, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025
(Unaudited)

		2025
Cash Flows from Operating Activities		
Net Income (Loss)	$	(2,348,575)
Adjustments to reconcile net loss to net cash provided by operations:		
Share-based compensation		973,309
Amortization		113,805
Changes in operating assets and liabilities:		
Clearing deposit		(628)
Prepaid expenses		29,380
Accounts payable		992,374
Credit card liability		69,108
Accrued expenses		516,551
Accrued interest on convertible notes		78,408
Net cash provided by operating activities		**423,732**
Cash Flows from Investing Activities		
Property and equipment		(2,220)
Intangible asset		(279,565)
Platform		(865,055)
Net cash used in investing activities		**(1,146,840)**
Cash Flows from Financing Activities		
Proceeds from issuance of common stock		-
Proceeds from issuance of preferred stock		525,000
Proceeds from issuance of notes payable		150,000
Net cash provided by financing activities		**675,000**
Net change in cash and cash equivalents		**(48,108)**
Cash and cash equivalents at beginning of year	$	92,253
Cash and cash equivalents at end of year	**$**	**44,145**
Supplemental information:		
Interest paid	$	-
Income taxes paid	$	-

The accompanying financial statements have not been audited or reviewed, and no opinion or other form of assurance is expressed thereon.

The accompanying footnotes are an integral part of these financial statements.

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

ClearingBid, Inc. (the "Company") was incorporated under the laws of the State of Delaware on April 5, 2012. The Company operates a public offering network that developed a price discovery tool designed to identify the true market price of securities and provide broad, democratized distribution where individual and institutional investors can participate in the new issue process. The Company's platform is intended to facilitate transparent and efficient capital formation by connecting issuers with a wider base of investors.

The Company's headquarters are located in San Francisco, California.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, ClearingBid Markets Inc. (collectively referred to as the "Company," "we," "us," or "our"). All intercompany balances and transactions have been eliminated in consolidation.

Subsidiary

The Company holds a 100% ownership interest in ClearingBid Markets Inc. ("Subsidiary"), which was incorporated in the State of Delaware on March 20, 2015. The Subsidiary primarily engages in private placement activities and provides advisory services related to securities offerings. ClearingBid Markets Inc. is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of amortization expense and share-based compensation expense.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include

recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2025, the Company had total cash and cash equivalents amounting to $44,145.

Clearing Deposit

The statement of financial condition includes a clearing deposit of $25,000 that the Company maintains with its clearing broker As of December 31, 2025, the Company had clearing deposit amounting to $26,468.

Prepaid Expenses

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments. As of December 31, 2025, the Company had prepaid and other current assets of $15,646.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Computer equipment is depreciated over an estimated useful life of three years. Expenditures for maintenance and repairs are charged to expense as incurred, while significant improvements are capitalized. Upon disposal, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in operations.

Intangible Assets – Patents

Patents are recorded at cost and are included within intangible assets in the accompanying balance sheets. The cost of patents includes amounts paid to acquire the patent and other expenditures directly attributable to securing the legal rights associated with the patent.

Patents are considered finite-lived intangible assets and are amortized on a straight-line basis over their estimated useful life of 20 years, which approximates the legal life of the patent. Amortization expense is recognized within operating expenses in the statements of operations.

The Company evaluates patents for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such indicators are

present, the Company assesses recoverability by comparing the carrying value of the patent to the estimated undiscounted future cash flows expected to result from its use and eventual disposition. If the carrying amount exceeds the expected future cash flows, an impairment loss is recognized to the extent the carrying value exceeds the asset's fair value.

Software Development – Platform

In accordance with ASC 350-40, Internal-Use Software, the Company capitalizes certain costs incurred during the application development stage of software developed or obtained for internal use. Capitalized costs include external direct costs of materials and services, payroll and payroll-related costs for employees directly associated with the software development project, and interest costs incurred, when applicable, during the development period.

Costs incurred during the preliminary project stage and post-implementation operation stage, including maintenance, training, and general administrative activities, are expensed as incurred.

Capitalized software development costs are amortized on a straight-line basis over their estimated useful lives beginning when the software is substantially complete and ready for its intended use. Capitalized software development costs are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If impairment indicators exist, the Company evaluates the recoverability of the asset in accordance with the applicable provisions of U.S. GAAP and recognizes an impairment loss when appropriate.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount. The Company has accounts payable amounting to $1,068,204 December 31, 2025.

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(UNAUDITED)

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These include routine operating expenses. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued expenses amounting to $524,454 as of December 31, 2025.

Revenue Recognition

The Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company follows these steps in recognizing revenue from its contracts with customers:

Step 1: Identify the contract with the customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations
Step 5: Recognize revenue as the Company satisfies a performance obligation

Placement Fees – Revenue

Revenues from placement fees are the Company's only revenue stream and are recorded in accordance with the terms of the service agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The Company believes that the transaction date is the appropriate point in time to recognize revenue from placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the benefit of the transaction at that point. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the Customer.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

During the year ended December 31, 2025, the Company recognized $13,200 of commission revenue related to a private placement transaction. Pursuant to a commission-sharing arrangement, the full amount was remitted to a registered representative and recognized as commission expense, cost of sales. Accordingly, the Company did not retain any net commission income from the transaction.

Advertising

The Company expenses advertising costs as they are incurred. For the year ended December 31, 2025, the Company had advertising and marketing expense amounting to $35,935.

Income Taxes

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(UNAUDITED)

The Company accounts for income taxes under the asset and liability method, as required by ASC 740, *Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss ("NOL") and tax credit carryforwards. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of currently due taxes plus deferred taxes related primarily to differences between assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has incurred taxable losses since inception and, accordingly, no provision for income taxes has been recorded for the year ended December 31, 2025.

The Company has evaluated its tax positions under ASC 740-10 and concluded that there are no material uncertain tax positions as of December 31, 2025. The Company does not anticipate any significant changes to uncertain tax positions within the next 12 months.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

As of December 31, 2025, the Company's property and equipment consists of the following:

	2025
Computer equipment	$ 2,220
Accumulated Depreciation	(247)
Property and equipment, net	$ 1,973

For the year ended December 31, 2025, the Company had $247 of depreciation expense.

NOTE 4 – INTANGIBLE ASSETS - PATENTS

The Company capitalizes expenses related to patents and amortizes the expense over a 20-year useful life. As of December 31, 2025, the balance consists of the following:

	2025
Patent	$1,304,758
Accumulated Amortization	(304,899)
Intangible assets, net	$ 999,859

For the year ended December 31, 2025, the Company had $113,805 of amortization expenses.

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(UNAUDITED)

NOTE 5 – SOFTWARE DEVELOPMENT – PLATFORM

During the year ended December 31, 2025, the Company capitalized software development costs related to the Company's platform of $3,806,766 (see Note 2). The Company has not begun to amortize the capitalized software development costs because the platform has not yet been placed into service and is not yet substantially complete and ready for its intended use.

During April 2025, the Company's former software development vendor terminated its services, requiring the Company to transition software development activities to a new third-party software development firm. As part of the transition, the Company no longer had access to the software platform hosted by the former vendor. The Company engaged a new software development firm to continue the development and enhancement of its technology platform using the Company's existing intellectual property and functional specifications.

Management evaluated the impact of this transition as of December 31, 2025, and concluded that no impairment indicators existed with respect to the Company's capitalized software development costs. Accordingly, no impairment loss was recognized during the year ended December 31, 2025.

NOTE 6 – NOTES PAYABLE

During the year ended December 31, 2025, the Company issued unsecured promissory notes to two investors in the aggregate principal amount of $150,000 to provide working capital for the Company's operations. The promissory notes bear interest at a fixed rate of 15.00% per annum and mature in February 2028.

As of December 31, 2025, the outstanding principal balance of the notes payable totaled $150,000, and accrued interest payable amounted to $14,271.

NOTE 7 – RELATED PARTY

Convertible Notes, Related Party

From time to time, the Company enters into demand convertible promissory notes with its Chief Executive Officer, who is considered a related party. These notes accrue interest at a rate of 5% per annum. All unpaid principal and accrued interest are due and payable upon demand by the holder at any time after the loan date.

The notes automatically convert upon the occurrence of a qualified financing of at least $3,500,000. Upon conversion, the notes convert into equity securities at a 20% discount to the price paid by investors in the qualified financing and are subject to a valuation cap of $10,000,000.

As of December 31, 2025, the Company had outstanding convertible promissory notes payable to its Chief Executive Officer totaling $1,040,000. Accrued interest related to these notes totaled $348,491 as of December 31, 2025. The convertible promissory notes and related accrued interest are presented as related party liabilities in the accompanying consolidated balance sheets.

NOTE 8 – INCOME TAXES

The Company is taxed as a C Corporation. The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns.

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(UNAUDITED)

The Company files U.S. federal and applicable state income tax returns. For the year ended December 31, 2025, the Company reported no taxable income, and accordingly no provision for income taxes was recorded in the accompanying financial statements.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. Management has evaluated the Company's tax positions and has concluded that no uncertain tax positions requiring recognition or disclosure exist as of December 31, 2025.

NOTE 9 – EQUITY

Common Stock and Preferred Stock

On July 9, 2024, the Company amended and restated its Certificate of Incorporation to increase the total authorized number of shares of capital stock to 90,157,079 shares, consisting of 57,940,000 shares of common stock and 32,217,079 shares of preferred stock, each with a par value of $0.0001 per share. The authorized preferred stock consists of 7,800,000 shares designated as Series Seed Preferred Stock, 5,981,011 shares designated as Series A Preferred Stock, 5,267,778 shares designated as Series B Preferred Stock, and 13,168,290 shares designated as Series B-1 Preferred Stock.

The common stock issued and outstanding as of December 31, 2025 were 8,679,878. As of December 31, 2025, the Company had 7,800,000 shares of Series Seed Preferred Stock, 5,981,011 shares of Series A Preferred Stock, and 3,380,152 shares of Series B Preferred Stock issued and outstanding

Simple Agreement for Future Equity (SAFE)

In 2023, the Company entered into Simple Agreements for Future Equity ("SAFE") to raise capital. Under these agreements, investors provide funding to the Company in exchange for the right to receive shares of the Company's preferred stock upon the occurrence of a future equity financing.

The SAFE instruments include a post-money valuation cap of $18,000,000. Upon the closing of a qualifying equity financing, the SAFE will automatically convert into shares of the Company's preferred stock at a conversion price determined in accordance with the terms of the agreement. In the event of a liquidity event, the investor is entitled to receive proceeds equal to the greater of the purchase amount or the amount payable based on the conversion terms of the SAFE. The SAFE instruments do not bear interest and do not have a maturity date.

The SAFE instruments are classified as equity because they do not represent a debt obligation and do not contain a maturity date or mandatory redemption feature. As of December 31, 2025, the aggregate balance of SAFE notes outstanding amounted to $5,000,000.

NOTE 10 – EQUITY-BASED COMPENSATION

In 2012, the Company adopted its 2012 Equity Incentive Plan (the "Plan"), which provides for the granting of stock options to employees, directors, consultants, and other individuals providing services to the Company. Stock options granted under the Plan may be either incentive stock options ("ISOs") or nonqualified stock options ("NSOs").

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(UNAUDITED)

As of December 31, 2025, a total of 4,985,000 shares of common stock were authorized for issuance under the Plan. As of that date, 4,917,500 stock options were issued and outstanding, and no shares remained available for future issuance under the Plan.

Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan.

Stock options granted under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise prices for options granted under the Plan range from $0.05 to $0.44 per share of common stock.

In 2024, the Company adopted its 2024 Equity Incentive Plan (the “2024 Plan”), which provides for the granting of stock options to employees, directors, consultants, and other individuals providing services to the Company.

As of December 31, 2025, a total of 6,863,347 shares of common stock were authorized for issuance under the 2024 Plan. As of that date, 4,700,000 stock options were issued and outstanding, and 2,163,347 shares remained available for future issuance under the Plan.

Stock options granted under the 2024 Plan generally expire 10 years from the date of grant, or earlier if the option holder’s services are terminated. The exercise price for options granted under the Plan is $0.42 per share of common stock.

The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company’s board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company’s common stock requires the Company’s board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company’s stock. The fair value of the Company’s common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the year ended December 31, 2025, were as follows:

	2025
Expected volatility	65%
Risk-free interest rate	5.07%
Dividend rate	0%
Expected term (in years)	2

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(UNAUDITED)

Total stock-based compensation expense for stock awards recognized during the year ended December 31, 2025, was $973,309. The stock option compensation expense is recognized ratably over the period as the stock options vest.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going-concern basis. The Company began operation in 2012 and has incurred recurring losses and negative operating cash flows. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

Issuance of Demand Promissory Notes

Subsequent to December 31, 2025, the Company issued four unsecured demand promissory notes to a related party with aggregate principal proceeds of $75,000. The notes were issued on January 12, 2026, January 30, 2026, March 30, 2026, and April 10, 2026, bear interest at 15.00% per annum, and have stated maturity dates ranging from January 12, 2029 through April 10, 2029.

Exercise of Stock Options

Subsequent to December 31, 2025, certain holders exercised previously granted stock options under the Company's equity incentive plans, resulting in the issuance of an aggregate of 217,500 shares of common stock. The option exercises were completed in accordance with the terms of the applicable equity incentive plans.

Legal Matters

Subsequent to December 31, 2025, the Company became involved in a dispute with its former software development vendor following the termination of the parties' business relationship. The Company has engaged legal counsel regarding the matter and is evaluating its available legal remedies, including the potential assertion of claims against the former vendor. Based on the advice of legal counsel, management does not believe that the matter is expected to result in a probable loss to the Company. Accordingly, no liability has been recorded in the accompanying financial statements.

Management's Evaluation

Management has evaluated subsequent events through August 28, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.